THE GABELLI GO ANYWHERE TRUST Investor Relations Contact: David Schachter (914) 921-5057 dschachter@gabelli.com

PRESS RELEASE

For Immediate Release

GABELLI GO ANYWHERE TRUST

ANNOUNCES RESULTS OF COMMON SHARE TENDER OFFER

97% OF SHARES TENDERED

Rye, NY – October 1, 2021 – The Board of Trustees of The Gabelli Go Anywhere Trust (NYSE American: GGO) (the “Fund”) is pleased to announce the final results of the Fund’s offer to purchase all of the issued and outstanding common shares of the Fund at a purchase price of 100% of the net asset value per common share determined on the last business date prior to the expiration date of September 30, 2021 (the “Offer”). The net asset value of the Fund on September 29, 2021 was $16.7580.

The Fund received tenders for 97% of the outstanding common shares in the Offer. The Fund anticipates paying the proceeds of the Offer on or about October 4, 2021.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. More information regarding the Fund’s distribution policy and other information about the Fund is available by calling 800-GABELLI (800-422-3554) or visiting www.gabelli.com.

About Gabelli Go Anywhere Trust

The Gabelli Go Anywhere Trust is a non-diversified, closed-end management investment company whose primary investment objective is total return, consisting of capital appreciation and current income. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (NYSE:GBL).

NYSE American:GGO

CUSIP – 36250J109

For Information:

David Schachter

(914)-921-5057